Burnham & Flower Financial, Inc.
FINANCIAL STATEMENTS
Year ended December 31, 2025

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53389

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                 _____   _____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Burnham & Flower Financial, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__315 South Kalamazoo Mall_____
                          (No. and Street)

Kalamazoo	MI	49007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amber Howes	269-341-4835	ahowes@bfgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Sanville & Company_____
              (Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite 3100 Dallas	TX	75201
(Address) (City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amber Howes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Burnham & Flower Financial, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Vice President

Roberta J Pritchard
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
Burnham & Flower Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Burnham & Flower Financial, Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 9, 2026

Burnham & Flower Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	323,080
Commissions receivable		4
Prepaid items		3,560
TOTAL ASSETS	$	326,644

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Commissions payable		20
Accounts payable		14
TOTAL LIABILITIES	$	34

STOCKHOLDERS' EQUITY:

Common stock (no par value, 60,000 shares authorized, 6,000 shares issued and outstanding)	6,000
Retained earnings	320,610
Total stockholders' equity	326,610
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 326,644

Burnham & Flower Financial, Inc.
STATEMENT OF INCOME
Year ended December 31, 2025

REVENUES:	
Commission income	$ 414,475
EXPENSES:	
Management fee	102,949
Legal and accounting	9,085
Regulatory fees	9,740
Commission expense	5,521
Dues and subscriptions	6,365
Insurance	9,668
Education & seminar	100
Total expenses	143,428
NET INCOME	$ 271,047

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2025

	Common stock		Retained	Total stockholders'
	Shares	Amount	earnings	equity
Balance, January 1, 2025	6,000	$ 6,000	$ 49,562	$ 55,563
Net income	-	-	271,047	271,047
Distributions	-	-	-	-
Balance, December 31, 2025	6,000	$ 6,000	$ 320,609	$ 326,610

Burnham & Flower Financial, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Commissions and other receipts	$ 415,249
Payments to vendors and suppliers	(139,546)
Net cash provided by operating activities	275,703

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to stockholders	-
NET DECREASE IN CASH	285,910
CASH - BEGINNING	47,377
CASH - ENDING	$ 333,287

Reconciliation of net income to net cash provided
by operating activities:

Net income	$ 271,047
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease:	
Commissions receivable	774
Prepaid expenses and deposits	3,854
Decrease:	
Accounts payable	14
Commissions payable	14
Net cash provided by operating activities	$ 275,703

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Burnham & Flower Financial, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (hereinafter referred to as generally accepted accounting principles) and have been consistently applied in the preparation of the financial statements.

Organization and nature of operations:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan corporation and is a member of a group of entities under common control. The Company received a significant portion of commission revenue from a revenue sharing arrangement with Harbour Investments, Inc. through July 31, 2025 and now Creative One Securities, Inc.

Basis of presentation:
These financial statements include all accounts of the Company. The Company is engaged in a single line of business as a broker-dealer.

Revenue Recognition:
Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Management believes all performance obligations have been satisfied as of the trade date and compensation is dependent on the value of the security at that point in time.

Contract assets and contract liabilities were not material as of December 31, 2025 and December 31, 2024.

As of December 31, 2025 commission income by major source is as follows:

Harbour Investments, Inc. revenue sharing	$395,170
Creative One Securities, Inc. revenue sharing	19,175
Jackson National Life fixed insurance commissions	130
	$414,475

Income taxes:
There is no provision for federal income taxes because the Company has made a valid election under Section 1372(a) of the Internal Revenue Code as an S Corporation, whereby corporate income is taxed to its stockholders. Based on a change in state law in May 2011, the Company is not liable for state income taxes after December 31, 2011.

As of December 31, 2025, the Company has no significant uncertain tax positions.

Subsequent events:

The Company performed an evaluation of subsequent events through the date the financial statements were issued and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2025.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commitments, Contingencies or Guarantees:

The Company has no commitments, contingencies or guarantees as of 12/31/2025.

NOTE 2 - RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE

The Company has an agreement with Burnham & Flower Agency, Inc./Acrisure Midwest Partners Insurance Services, LLC (BFA/Acrisure) whereby the Company makes use of certain common general and administrative costs, such as occupancy and personnel support. BFA/Acrisure has adequate resources to incur and pay for such overhead costs in its ordinary course of business. There is no extended liability to the Company for items not covered in the agreement nor do amounts get allocated or recorded as additional paid-in capital to the Company.

Nearly all of the Company's commission revenue is derived from referrals of customers of its related entities, Burnham & Flower Group, Inc. and subsidiaries. The related entities are general insurance agents, providing commercial, personal property and liability, and employee benefit coverage principally to local units of government in Michigan, Indiana, Illinois, and Ohio.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $323,046 which was $318,046 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1. Net capital, as disclosed above, did not differ from the amount shown in Part II of Form X-17A-5.

NOTE 4 - ANTICIPATED CAPITAL DISTRIBUTIONS

The Company expects to make capital distributions from retained earnings before June 30, 2026, of $10,000.

NOTE 5 – SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total stockholders' equity qualified for net capital	$ 326,610
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(4)
Prepaid expenses	(3,560)
Net capital	$ 323,046

AGGREGATE INDEBTEDNESS

Commissions payable	20
Accounts payable	14
Total Aggregate Indebtedness	$ 34

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital required (6-2/3% of aggregate indebtedness)	$ 2
Excess net capital (Net capital, less minimum dollar net capital requirement of $5,000)	$ 318,046
Excess net capital at 1,000 percent (Net capital, less 10% of aggregate indebtedness)	$ 317,046
Ratio: Aggregate indebtedness to net capital	0.01 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

The Company has not made an election to compute the alternative net capital requirement.

SCHEDULE II AND SCHEDULE III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from SEC Rule 15c3-3 under section (k)(1), and therefore, has not presented the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements.



Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
Burnham & Flower Financial, Inc.

We have reviewed the accompanying Exemption Report of Burnham & Flower Financial, Inc. (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to paragraph (k)(1) and stated that met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 9, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Burnham & Flower Financial, Inc.

315 South Kalamazoo Mall
Kalamazoo, MI 49007-4806
Tel: 269.341.48353, 800.748.0554
Fax: 269.276.4061

Burnham & Flower Financial, Inc.'s Exemption Report

Burnham & Flower Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Burnham & Flower Financial, Inc.

I, Amber Howes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: Vice President
March 9, 2026